                                                                    Exhibit 99.6

                  THE MANUFACTURERS INSURANCE COMPANY (U.S.A.)
           DESCRIPTION OF PURCHASE, TRANSFER AND REDEMPTION PROCEDURES

This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by The Manufacturers Insurance Company (U.S.A.) (the "Company") and any office the Company designates for the receipt of payments and processing of policyholder requests (the "Service Office") in connection with the issuance of its flexible premium variable universal life insurance contract described in this registration statement (1933 Act file no. 333-100567) (the "Policy"), the transfer of assets held thereunder, and the redemption by contract owners of their interests in said Policy.

I.    ISSUING A POLICY

      A. Premiums

      This Policy is a flexible premium variable universal life insurance contract. The Policy permits the policyholder to pay flexible premiums. After payment of the initial premium, premiums may be paid at any time prior to attained age 100 of the insured and in any amount subject to certain premium limitations. A Policy will be issued with a planned premium, which is based on the amount of premium the policyholder wished to pay. In no event may the total of all premiums paid exceed the then-current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance. If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then-current maximum premium limitation.

      B. Underwriting

      The Polices are offered on three underwriting classes, which vary by the amount of information required of the prospective insured. These are described in more detail below. Regardless of which underwriting class is used, the acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

      Generally, the availability of short form underwriting depends on the characteristics of the case, such as the number of lives to be insured and the amounts of insurance. Under Short Form underwriting, a proposed insured is required to answer qualifying questions in the application, but is not required to provide detailed medical history, submit records or undergo examinations or tests unless requested by us to do so. Short form underwriting is generally available only up to issue age 65.

      Like short form underwriting, the availability of simplified underwriting depends on the characteristics of the case. Under Simplified Underwriting, the proposed insured is required to respond satisfactorily to certain health questions in the application and may be required to submit existing medical records, but requirements to undergo examinations and tests are minimized.

      If the requirements for short form or simplified underwriting are not satisfied, the Company will require satisfactory evidence of insurability. This may include medical exams and other information. Persons failing to meet standard underwriting classification may be eligible for a Policy with a substandard rating.

      C. Application

      To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

      Policies may be issued on a basis which does not distinguish between the insured's sex and/or smoking status, with prior approval from the Company. A Policy will only be issued on the lives of insureds from ages 20 through 80.

      Each Policy is issued with a Policy Date, an Effective Date and an Issue Date. The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are measured. The Policy Date is also the effective date of the initial Coverage Amount. The Policy Date is the same date as the Effective Date unless the Policy is backdated. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are taken from the Policy Value. It is the later of the dates that the Company approves the issuance of the Policy and the date The Company receives the Minimum Initial Premium. The Issue Date is the date from which the suicide and incontestability provisions of the Policy are measured.

      If we approve issuance of a Policy before we receive the Minimum Initial Premium then the Effective Date will be later than the Issue Date. The Minimum Initial Premium must be received by us within 60 days after the Issue Date and the life insured must be in good health on the Effective Date. If the Minimum Initial Premium is not paid or if the application is rejected, the Policy will be canceled and any premiums paid will be returned to the applicant.

      Net Premiums received prior to the Effective Date will be credited with interest at the rate of return earned on amounts allocated to the Money Market Trust. On the Effective Date, Net Premiums received plus any interest credited will be allocated to Investment Accounts and the Fixed Account according to your instructions, unless first allocated to the Money Market Trust for the duration of the right to examine period.

      D. Minimum Initial Face Amount and Scheduled Death Benefit

      The Company will issue a Policy only if it has a Face Amount of at least $50,000, unless the Flex Term Insurance Option Rider ("FTIO Rider") is added to the Policy. With an FTIO Rider, the minimum Face Amount is $25,000 and the minimum Scheduled Death Benefit is $50,000 at all times

      E. Backdating a Policy

      A policyholder may request that the Company backdate the Policy by assigning a Policy Date earlier than the Effective Date. We will not backdate the Policy to a date earlier than that allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated.

      Regardless of whether or not a policy is backdated, Net Premiums (premium paid less premium load) received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio.

      As of the Effective Date, the premiums paid plus interest credited, net of the premium load, will be allocated among the Investment Accounts (as described below under ("Policy Value - Investment Accounts") and/or Guaranteed Interest Account in accordance with the policyholder's instructions unless such amount is first allocated to the Money Market portfolio for the duration of the Right to Examine period described below.

      F. Temporary Insurance


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
      In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

      G. Right to Examine the Policy

      A Policy may be returned for a refund within 10 days after it is received. Some states provide a longer period of time to exercise this right, which will be stated in the Policy if applicable. The Policy can be mailed or delivered to the Company's agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyholder an amount equal to:

      (a) the difference between payments made and amounts allocated to the Investment Accounts and the Fixed Accounts; plus

      (b) the value of the amounts in the Investment Accounts and the Fixed Account on the date the Company received the returned Policy; minus

      (c) any partial withdrawals made and policy loans taken.

      Some state laws require the refund of all premiums paid, without adjustment for the investment gains and losses of the Separate Account. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period, and the policyholder will receive a refund of all payments made less any partial withdrawals and policy loans taken.

      If a policyholder requests an increase in Face Amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If cancelled, the Policy Value and the surrender charges will be recalculated to be the amounts they would have been had the increase not taken place. A policyholder may request a refund of all or any portion of premiums paid during the right to examine period, and the Policy Value and the surrender charges will be recalculated to be the amounts they would have been had the premiums not been paid.

      The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

      H. Premium Allocation

      The policyholder may allocate premiums to the Fixed Account and Investment Accounts. Allocations may be made as percentages that are between zero and 100% that sum to exactly 100%. Alternatively, the policyholder may allocate a premium in dollar amounts that sum to exactly the Net Premium amount. The policyholder may change premium allocations at any time and the change will take effect on the date a request for change satisfactory to us is received at the Service Office.

II.   DEATH BENEFIT OPTION CHANGES

      The death benefit option may be changed at any time and will take effect at the beginning of the next Policy month at least 30 days after a written request for a change is received at the Service

      Office. The Company reserves the right to limit changes that could cause the Policy to fail to qualify as life insurance for tax purposes.

      A change in the death benefit option will result in a change in the Face Amount and Scheduled Death Benefits to avoid any change in the amount of the death benefit, as follows:

      Change from Option 1 to Option 2

      The new Face Amount will be the Face Amount prior to the change less the Policy Value on the date of the change and the Scheduled Death benefit amounts for dates on or after the date of the change will be the amounts scheduled prior to the change less the Policy value on the date of the change. Coverage Amounts will be reduced or eliminated in the order that they are listed in the Policy until the total decrease in Coverage Amounts equals the decrease in Face Amount. Surrender Charges will not be assessed for reductions that are solely due to a change in the Death Benefit Option.

      Change from Option 2 to Option 1

      The new Face Amount will be the Face Amount prior to the change plus the Policy Value on the date of the change, but the new Face Amount will be no greater than the Scheduled Death Benefit on the date of the change. The resulting Face Amount increase amount will be added to the first Coverage Amount listed in the Policy. However, the Annual Premium Target for this Coverage Amount will not be increased and new Surrender Charges or Sales Loads will not apply, for an increase solely due to a change in the Death Benefit Option.

III.  FACE AMOUNT AND SCHEDULED DEATH BENEFIT CHANGES

      At any time, the policyholder may request an increase or decrease to the Face Amount or any Scheduled Death Benefits effective on or after the date of change. We reserve the right to limit changes that could cause the Policy to fail to qualify as life insurance for tax purposes.

      A. Increase in Face Amount

      Increases in Face Amount and Scheduled Death Benefits will require satisfactory evidence of the life insured's insurability. Increases will take effect at the beginning of the next Policy Month after we approve the request. We may refuse a requested increase that would not meet our requirements for new policy issues at the time due to the life insured's attained age or other factors.

      If the Face Amount is increased other than as required by a Death Benefit Option change, then all Scheduled Death Benefits effective on or after the date of the change will be increased by the amount of the Face Amount increase.

      B. New Charges for a Face Amount Increase

      Coverage Amounts equal to the amount of the increase will be added to the Policy. First, Coverage Amounts that were reduced or eliminated by a prior Face Amount decrease will be restored, but without restoring Annual Premium Targets and Surrender Charges or Sales Loads. If needed, a new Coverage Amount will be added to the Policy with an Annual Premium Target and new Surrender Charges or Sales Loads based on the life insured's Attained Age and other relevant factors on the effective date of the increase. Premiums paid on or after the increase may be attributed to the new Coverage Amount and result in Surrender Charges or Sales Loads

      C. Decrease in Face Amount and Scheduled Death Benefits

      Decreases in Face Amount and Scheduled Death Benefits will take effect at the beginning of the next Policy Month which is 30 days after your written request is received at the Service Office.

      If the Face Amount is decreased then all Scheduled Death Benefits effective on or after the date of the change will be decreased by the same amount. If at any time the Scheduled Death Benefit decreases to less than the Face Amount, the Face Amount will be decreased to be equal to the Scheduled Death Benefit at that time.

      Coverage Amounts equal to the amount of the Face Amount decrease will be reduced or eliminated in the reverse order that they are listed in the Policy. Surrender Charges may be assessed, as noted below.

      E. Surrender Charges Assessed on a Decrease

      We will assess a portion of the Surrender Charge upon a Face Amount decrease that is not required due to a Death Benefit Option change or partial withdrawal. For each Coverage Amount that is reduced or eliminated as a result of the decrease, we will assess a portion of any applicable Surrender Charge. The proportion of the Surrender Charge that is assessed will be the ratio of amount by which the Coverage Amount is reduced to the Coverage Amount prior to reduction. The remaining Surrender Charges for affected Coverage Amounts will be reduced by the same ratio.

IV.   POLICY VALUE

      A. Determination of the Policy Value

      A Policy has a Policy Value, a portion of which is available to the policyholder by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

      B. Investment Accounts

      An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

      C. Fixed Account

      Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by the Company.

      D. Loan Account

      Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by the Company that is lower than the loan interest rate charged on Policy Debt.

      E. Units and Unit Values

            Crediting and Canceling Units

      Units of a particular sub-account are credited to a Policy when Net Premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are cancelled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service

      Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

      Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

            Unit Values

      The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

      The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) minus (c), where:

      (a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day;

      (b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transaction were made for that day; and

      (c) is a charge not exceeding the daily mortality and expense risk charge.

      The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

V.    TRANSFER OF POLICY VALUE

      A. General Transfers

      At any time, the policyholder may transfer Policy Value from one sub-account to another or to the Fixed Account. We reserve the right to impose limitations on transfers, including limiting the number of transfers and amounts transferred in a period of time in accordance with applicable law. We would impose such transfer limitations in a manner that does not unfairly discriminate between individual policy owners. In addition, transfer privileges are subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase of redeem shares of the Trust.


      The Policy is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the transfer privilege, we reserve the right to impose specific limitations with respect to market timers, including restricting exchanges by market timer to certain variable investment options. Any action taken by us pursuant to this provision will be preceded by written notice to the affected policy owner.


      Transfer requests may be made in writing in a format satisfactory to us. From time to time we may offer The policyholder alternate means of communicating transfer requests to us, such as electronic mail, the Internet or telephone. We will use reasonable procedures to confirm that instructions received by alternate means are genuine and we will not be liable for following instructions we have reasonably determined to be genuine.


      Limitation on Transfers From the Fixed Account

      The maximum amount that may be transferred from the Fixed Account in any Policy Year is 25% of the Fixed Account Value at the previous Policy Anniversary. Any transfer that involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust. We may allow greater amounts to be transferred from the Fixed Account if a systematic plan of withdrawals is agreed to in advance. For example, we will allow the transfer of 20%, 25%, 33%, 50% and 100% of the remaining balance in the Fixed Account in five successive years provided we agree in advance in writing and that no amounts are transferred into the Fixed Account during the 5 year period.


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
VI.   POLICY SURRENDER AND PARTIAL WITHDRAWALS

      A. Policy Surrender

      A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charges, monthly deductions due and Policy Debt. The Net Cash Surrender Value will be determined at the end of the Business Day on which the Company receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

      A policyholder may make a partial withdrawal of the Net Cash Surrender Value at any time. The policyholder may specify how the withdrawal amount will be allocated among the Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among the Accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value.

      If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount will be decreased by an amount equal to the excess, if any, of (a) over (b), where (a) is the partial withdrawal amount plus any applicable Surrender Charge and (b) is the excess, if any, of the Policy's Minimum Death Benefit over its Face Amount, immediately prior to the partial withdrawal.

      Coverage Amounts equal to the amount of the Face Amount decrease will be reduced or eliminated in the reverse order that they are listed in the Policy. All Scheduled Death Benefits effective on or after the date of the partial withdrawal will be decreased by the amount of the Face Amount decrease, unless The policyholder request otherwise and we approve. A Face Amount decrease due to a partial withdrawal will not incur any Surrender Charge in addition to that applicable to the partial withdrawal.

      As long as the Policy is in force, we will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at the Service Office of all the documents required for such a payment. We may delay the payment of any policy loans, surrenders, partial withdrawals, or insurance benefit that depend on Fixed Account values for up to six months or in the case of any Investment Account for any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (2) and (3) exist.

      B. Surrender Charges

      We will deduct a Surrender Charge from the Net Policy Value upon elimination or reduction of a Coverage Amount designated as having a Surrender Charge during the first 9 Coverage Years. Coverage Amounts may be eliminated or reduced and a Surrender Charge assessed due to:

      -     surrender of the Policy for its Net Cash Surrender Value,

      -     a partial withdrawal which exceeds the Free Partial Withdrawal
            Amount,

      - a Face Amount decrease that is not solely due to a Death Benefit Option change, or

      -     lapse of the Policy.

      The Surrender Charge for an applicable Coverage Amount is a percentage of the sum of all premiums attributed to it since its effective date. Surrender Charge percentages are guaranteed never to exceed those below. Currently, we are charging these percentages:

  Coverage Year     Percentage          Coverage Year    Percentage
  -------------     ----------          -------------    ----------
        1              5.0%                   6             1.5%
        2              4.0%                   7             1.0%
        3              3.0%                   8             1.0%
        4              2.5%                   9             0.5%
        5              2.0%                  10+            0.0%

      Although the Surrender Charge percentages remain level or decrease as the Coverage Year increases, the total dollar amount of Surrender Charges may increase, as the total premium paid increases. Premiums paid in any Coverage Year in excess of the Annual Premium Target and premiums paid after the fifth Coverage Year may not add to the Surrender Charge, so the timing of premium payments may affect the amount of the Surrender Charge.

      Depending upon circumstances such as premiums paid and performance of the underlying investment options, there may be a Policy Value but no Cash Surrender Value available due to the existence of the Surrender Charge.

      Unless otherwise allowed by us and specified by you, Surrender Charges will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each Account bears to the Net Policy Value.

      SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

      We will assess a portion of the Surrender Charge if the policyholder take a partial withdrawal that exceeds the Free Withdrawal Amount. The Free Withdrawal Amount is 10% of the Net Cash Surrender Value at the time of the withdrawal less the amount of any partial withdrawals already taken in the same Policy Year.

      The portion of the Policy's total Surrender Charge that will be assessed is the ratio of (a) to (b), where (a) is the amount being withdrawn in excess of the Free Withdrawal Amount and (b) is the Net Cash Surrender Value immediately prior to the withdrawal. The remaining Surrender Charges for all Coverage Amounts will be reduced in the same proportion that the Surrender Charge assessed bears to the Policy's total Surrender Charge immediately prior to the partial withdrawal.

VII.  LAPSE AND REINSTATEMENT

      A. Lapse

      A Policy will go into default if at the beginning of a Policy Month if the Net Cash Surrender Value would go below zero after deducting the monthly deduction then due. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." We will notify the policyholder of the default and will allow the policyholder a 61-day grace period in which to make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium load. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

      Death During Grace Period

      If the life insured should die during the grace period, the Policy Value used in the calculation of the Death Benefit will be the Policy Value on the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

      B. Reinstatement

      The policyholder may reinstate a Policy that has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

      (a) The Policy must not have been surrendered for its Net Cash Surrender Value;

      (b) Evidence of the life insured's insurability satisfactory to us must be provided; and

      (c) A premium equal to the payment required during the grace period following default to keep the Policy in force is paid.

VIII. POLICY LOANS

      At any time while the Policy is in force, The policyholder may borrow against the Policy Value. The Policy is the only security for the loan. Policy loans may have tax consequences.

      A. Maximum Loan

      The amount of any loan cannot exceed the amount that would cause the Policy Debt to equal the Policy's Cash Surrender Value less the monthly deductions due to the next Policy Anniversary on the date of the loan.

      B. Loan Value

      The Loan Value is equal to the Policy's Cash Surrender Value less the monthly deductions due to the next Policy Anniversary.

      C. Interest Charged on Policy Loans

      Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 4%.

      D. Loan Account

      When a loan is made, an amount equal to the loan will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. The policyholder may designate how this amount is allocated among the Accounts. If the policyholder give no instructions, the amount transferred will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

      E. Interest Credited to the Loan Account

      Policy Value in the Loan Account will earn interest at an effective annual rate guaranteed to be at least 3.25%. We may declare a current interest rate that is greater than this, subject to change at any time. The excess of the loan interest charged rate (4%) over the loan interest credited rates will result in a net charge against the Policy Value with respect to any Policy Debt.

      Currently we credit loan interest rates which vary by Policy Year as follows:

                    Current Loan
                      Interest          Excess Loan Interest
Policy Years       Credited Rates           Charged Rate
------------       --------------           ------------
    1-10                3.25%                  0.75%
    11+                 3.75%                  0.25%

      F. Loan Account Adjustments

      On the first day of each Policy Month the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. The amount transferred will be allocated to the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each Account bears to the Net Policy Value.

      G. Loan Repayments

      Policy Debt may be repaid, in whole or in part, at any time prior to the death of the life insured while the Policy is in force. A loan repayment amount will be credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts in the same proportion as the Policy Value in each Account bears to the Net Policy Value.

      Amounts paid to us not specifically designated in writing as loan repayments will be treated as premiums.